April 3, 2019

VIA EDGAR
Wilson K. Lee
Senior Staff Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc. Form 10-K for the fiscal year ended December 31, 2018 Filed February 15, 2019 File No. 001-13447

Dear Mr. Lee:
On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below are our responses to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 20, 2019, with respect to our Form 10-K (File No. 001-13447), filed on February 15, 2019.
For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018
Item 7. Management’s Discussion and Analysis
Non-GAAP Financial Measures, page 55

1.
We note that beginning with the three months ended March 31, 2018 you revised your calculation of economic interest expense and economic net interest income (excluding PAA) to reflect the net interest component of all interest rate swaps. It appears that this change was caused by changes to your hedging portfolio. Please tell us how your hedging portfolio has changed and explain why these changes resulted in the change to your calculation of economic interest expense and economic net interest income (excluding PAA).

Response: In response to the Staff’s comment, prior to the three months ended March 31, 2018, the Company employed two distinct hedging strategies and separate portfolios of interest rate swaps for the purposes of (a) managing its exposure to changing interest rates on its liabilities, primarily comprised of repurchase agreements, and (b) economically hedging interest rate risk related to its to-be-announced (“TBA”) dollar roll transactions. During that period, the Company’s calculations of economic interest expense and economic net interest income (excluding PAA) reflected only the net interest component of interest rate swaps used to hedge the cost of the Company’s liabilities (cost of funds) as these measures are intended to reflect the total contractual expense associated with the Company’s liabilities. The net interest component of interest rate swaps used to hedge the Company’s TBA dollar roll transactions was not reflected in economic interest expense and economic net interest income (excluding PAA) because the interest expense associated with these interest rate swaps was unrelated to the interest expense incurred on the Company’s liabilities. For example, for the three months ended December 31, 2017, the Company reported total net interest component of interest rate swaps representing a cost of $82.3 million, of which $8.3 million was attributable to interest rate swaps used to hedge TBA dollar roll transactions and therefore was not reflected in economic interest expense and economic net interest income (excluding PAA).
As disclosed in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018, the Company made changes to its hedging portfolio during that period. While the Company increased the notional balance of its interest rate swaps portfolio to $66.0 billion as of March 31, 2018 compared to $35.3 billion as of December 31, 2017, importantly, the Company shifted its hedging strategy to manage its risks and exposures more holistically and to afford the Company greater flexibility to enter into and exit from interest rate swaps during periods of market volatility such that the Company no longer maintained separate portfolios of interest rate swaps. As a result, the Company ceased to differentiate between the costs of its interest rate swaps across its hedging strategies and, consequently, modified its calculations of economic interest expense and economic net interest income (excluding PAA) to include interest expense on all interest rate swaps. For example, for the three months ended March 31, 2018, economic interest expense of $415.6 million was calculated as the sum of GAAP interest expense of $367.4 million plus interest expense on all interest rate swaps of $48.2 million. The Company also advises the Staff that, in connection with the aforementioned changes to its hedging portfolio, no changes were made to the Company’s accounting for interest rate swaps in accordance with U.S. generally accepted accounting principles.
Note 10. Derivative Instruments, page F-24

2.
Please tell us whether you have entered into any market agreed coupon (“MAC”) interest rate swaps. To the extent you have entered into MAC interest rate swaps, please quantify your exposure and clarify how you are accounting for such swaps. Your response should quantify total current notional separated by tiers of maturity, amounts paid/received to compensate for the off-market nature of such interest rate swaps and your accounting treatment should be supported by the GAAP accounting literature relied upon.

Response: In response to the Staff’s comment, the Company confirms it has entered into MAC interest rate swaps. The following table summarizes certain characteristics of the Company’s MAC interest rate swaps as of December 31, 2018:

Maturity	Current Notional	Upfront Payment(1)	Fair Value(2)
	(dollars in thousands)
0 – 3 years	$33,587,000	$275,783	$311,080
3 – 6 years	3,346,000	47,928	77,275
6 – 10 years	4,635,000	141,378	68,862
Greater than 10 years	-	-	-
Total	$41,568,000	$465,089	$457,217

(1)
At December 31, 2018, all of the Company’s MAC interest rate swaps required the Company to make an upfront payment at inception. There were no MAC interest rate swaps for which the Company received an upfront payment at inception.

(2)	Amounts are presented gross and therefore are not net of variation margin pledged under such transactions.

The Company accounts for MAC interest rate swaps as derivatives in accordance with Accounting Standards Codification 815 Derivatives and Hedging (ASC 815). Specifically, a MAC interest rate swap meets the characteristics of a derivative instrument in paragraph 815-10-15-83(a) because it has an underlying and an effective notional amount. It also meets the characteristics of a derivative in paragraph 815-10-15-83(b) as the initial net investment is less, by more than a nominal amount, than the amount determined by applying the effective notional to the underlying. Finally, a MAC interest rate swap meets the characteristics of a derivative instrument in paragraph 815-10-15-83(c) because neither party is required to deliver an asset that is associated with the underlying and the contract terms permit net settlement. As such, the Company accounts for MAC interest rate swaps as derivatives. The upfront amount paid or received represents the fair value of a MAC interest rate swap at its inception. Subsequent changes in fair value from inception are reflected in “Unrealized gains (losses) on interest rate swaps” on the Company’s Consolidated Statement of Comprehensive Income (Loss).

* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at gvotek@annaly.com or Anthony Green at (212) 696-0100 or by email at agreen@annaly.com.

Sincerely,
/s/ Glenn A. Votek
Glenn A. Votek
Chief Financial Officer

cc:	Anthony Green, Annaly Capital Management, Inc.

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